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Exhibit 99.(a)(1)

i-STAT Corporation
Moderator: Bill Moffitt
December 15, 2003
2:00 p.m. EST

        OPERATOR: Good afternoon, and welcome to the i-STAT management conference call. At this time, all parties are placed on a listen-only mode, and the floor will be open for your questions following the presentation. It's my pleasure to turn the floor over to your host, Mr. Jeff Randall, Chief Financial Officer. Sir, the floor is yours.

        JEFFRY RANDALL, SVP FINANCE, CFO, TREASURER, i-STAT CORPORATION: Good afternoon, and welcome to i-STAT Corporations special conference call. I'm Jeff Randall, CFO of the company. For this afternoon's conference call you can expect that Bill Moffitt, President and Chief Executive Officer of the company, will discus today's announcement and the company's outlook for the future. As always, after Bill's introductory remarks, we'll be happy to answer your questions.

        Certain statements in this presentation and during the question-and-answer period to follow may relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve unknown risks and uncertainties and other factors that may cause the actual results, performance of achievements of the company in the future to be materially different from the statements that we make today.

        Your attention is drawn to the section in i-STAT's annual report on Form 10-K for the year ended December 31, 2002 entitled "Factors that may affect future results", and to additional factors that may be listed from time to time in the company's filings with the Securities & Exchange Commission. And now here's Bill Moffitt, President and Chief Executive Officer of i-STAT.

        WILLIAM MOFFITT, PRESIDENT & CEO, i-STAT CORPORATION: Thanks, Jeff, and good afternoon, everyone. This morning i-STAT and Abbott Laboratories jointly announced the decisions of each company's board of directors to agree to a merger of the companies that will be accomplished through a cash tender offer for i-STAT shares at $15.35 per share. I suspect that you are all aware that we have operated under an exclusive distribution agreement with Abbott for the past five years.

        In July of 2002 we announced our intention to allow this agreement to expire at the end of this year and have been working to put the infrastructure in place to support the independent distribution of our products, commencing in January. The decision announced this morning will not materially change our approach as we move forward toward a closing on this transaction. We will be working with Abbott to take operational actions that cause our customers the least possible disruption in this transition and assure them the highest continuing level of service and support.

        Our board of directors carefully considered all of the opportunities, challenges and risks that lay in the company's future. Financial and other advisors were used to assist in these evaluations. It was, as you have seen, the board's final judgment that this offer represented a fair value to the company's shareholders.

        Management and our directors are and remain very bullish on the prospects for this company's products and technology. We are convinced that our technology will continue to leverage increased adoption of point-of-care blood testing and make significant contributions to improve patient care. Now we'll be happy to answer any questions that you have, and I'll turn this call back over to the operator, Wayne.

        OPERATOR: Thank you. The floor is now open for questions. If you have a question, please press the numbers one followed by four on your touch-tone phone. If at any point your question has been answered, press the pound key to remove yourself from the queue. We also ask while posing your question you please pick up your headset to provide optimum sound quality.

        Once again, that's one followed by four for any questions you may have. Please hold while we poll for our first question. Once again, that's one followed by four for any questions you may have. Our first question comes from Benner Ulrich from UBS.

        BENNER ULRICH, UBS: Good morning.

        JEFFRY RANDALL: Hi, Benner. Good afternoon.

        WILLIAM MOFFITT: Good morning.

        BENNER ULRICH: Just a quick question. How does this transaction affect any of the other distribution agreements that you may have, for example the agreement with Fuso, and anything else that you may have in place?

        WILLIAM MOFFITT: We—as you know, we've had a long-standing relationship with Fuso in Japan. And as of at this time, that relationship is unaffected. Fuso is our partner for distribution in Japan and will continue to be so. We have recently signed a number of distribution agreements with other companies around the world in countries where we obviously—we i-STAT—don't sell our products direct.

        In many of those cases these were companies that had distributed for us before the Abbott relationship and indeed continued to be sub-distributors under Abbott during the Abbott exclusive distribution arrangement. So, I suspect those companies will continue.

        BENNER ULRICH: OK.

        WILLIAM MOFFITT: There are some companies, though, where Abbott has sold direct, and we have subsequently engaged a distributor for those countries. And I think that detail has yet to be worked out.

        BENNER ULRICH: Right. Fair enough. And then one additional question. What are the plans for the i-STAT management team? I imagine they will remain intact in the near future and they will continue to run the business.

        WILLIAM MOFFITT: Well, I can tell you this, Benner, that the folks at Abbott have said—and I think if you look at the model that they have used in acquiring other businesses you'll find the same thing—they intend to run this as an independent division of Abbott.

        BENNER ULRICH: Right.

        WILLIAM MOFFITT: If you look at their acquisition of VYSIS or Spinal Concepts, there are a number of them there that all fit what Miles White has said is their new approach to driving a more entrepreneurial Abbott Laboratories, that is, to acquire these technologies that offer high growth, good prospects, but to allow them to continue to flourish and grow, driven by the entrepreneurial spirit that got them there in the first place.

        BENNER ULRICH: Right. Right. OK. Thank you very much. Congratulations.

        WILLIAM MOFFITT: Appreciate it. Thank you.

        OPERATOR: Our next question comes from Jason Kroll from Roth Capital.

        JASON KROLL, ROTH CAPITAL: Hi, guys.

        WILLIAM MOFFITT: Hi, Jason. How are you?

        JASON KROLL: Good, thanks. A question regarding new development of tests, immunoassays in particular, Troponin obviously doing very well. Can you run any color on the potential development of, say, BNP or NTproBNP and so forth still?

        WILLIAM MOFFITT: Well, first of all let me make a general statement, that in my conversations with the folks at Abbott in the last few days they have indicated a desire to increase the rate of research and development efforts here so that they can bring new products to the market faster. That said, obviously Abbott is one of the companies that holds a BNP license. And as soon as they have formally acquired this company and our technology, obviously BNP is one of the top priorities on our immunoassay research and development list.

        I think you can expect to see the R&D targets that we have previously laid out continue to be the targets for the company. I think we will probably look at the return on incremental investment to try to accelerate some of those.

        JASON KROLL: OK. In terms of the—just the sales and marketing, I guess, strategy going forward with Abbott, I know you guys have your own sales infrastructure in place. Are there any thoughts as to how Abbott is going to run that going forward?

        WILLIAM MOFFITT: Well, they have said they intend to leave i-STAT as a fully, vertically integrated division of Abbott. So, the management team here will continue to run that sales and marketing effort. That said, just like the research and development area, they have indicated a desire to increase the rate of investment and expenditure in sales and marketing to grow market share faster and penetrate faster.

        JASON KROLL: Excellent. Well, thank you very much. Congratulations.

        WILLIAM MOFFITT: Thank you.

        OPERATOR: Our next question comes from Al Kildani from Unterberg Towbin.

        AL KILDANI, UNTERBERG TOWBIN: Good afternoon.

        WILLIAM MOFFITT: Hey, Al. How are you?

        JEFFRY RANDALL: Hi, Al.

        AL KILDANI: Good. How are you doing? Congratulations are in order, I guess. I have a few questions, if I may. First of all—actually, if I could pick up on the BNP question. Is there a very general timeframe during which we could expect you to develop and roll out a test on your system?

        WILLIAM MOFFITT: Yes. Well, we've said before that our intent here would be to bring to the market within about a year a BNP or pro-BNP marker, whichever we could acquire a license to. Indeed, as you know, we have sought to acquire license or arrangements for both of those markets. So, nothing in the acquisition of i-STAT by Abbott would change that.

        AL KILDANI: I'm wondering if the clock on that timeframe begins in February when you're formally part of Abbott?

        WILLIAM MOFFITT: No. No. That work is underway. That clock has already begun to tick.

        AL KILDANI: Great. That's good to know. Secondly, you mentioned that you'll be your own sort of—to some degree maintain some independence, maintain your sales infrastructure. Just very recently I encountered some circumstances where you're going in with your Troponin I test and potentially displacing some Abbott business. And I wonder how those types of situations will be reconciled in the future.

        WILLIAM MOFFITT: Yes. I think the way to look at that is this market ultimately will migrate time dependent tests to the point of care. The Troponin test today is run in the central lab on a lot of mainframe machines, including the Abbott Axiom and others. But at the end of the day the emergency department physicians and cardiologists want faster turnaround time. It almost doesn't matter whose instrument you have in the central lab.

        Just the burden and the number of steps involved in the process of sending a test to the central lab makes that approach slow. Our one drop of blood, 10-minute test right at the bedside obviously, we believe, will prevail in the marketplace. And I think this now will put Abbott in a great position to be able to offer the customer a choice, and a choice of continuing to run it on central lab machines or move it right to the bedside. Obviously our division's focus will be to move it to the bedside.

        AL KILDANI: Along those lines, talking to some of your customers and potential customers, I think we're getting some pretty good feedback on the prospects for Troponin I. And it sort of begs the question given the prospects for things like Troponin I and potentially adding BNP down the road, I wonder to what extent—or what gives you confidence that you're really capturing fair value for some of the future opportunities that i-STAT has in front of it as opposed to perhaps what the business is today.

        WILLIAM MOFFITT: Yes. It's a good question. I think, first of all, just to reiterate some of the comments I made in my remarks, the board did engage financial and other strategic advisors as well and has done, I believe, a thorough and long process of evaluating all the upsides, all the risks, all the challenges that this business is faced with and does believe that this $15.35 a share represents a fair value for the shareholder today.

        AL KILDANI: Would the implication, then, be that the risks or challenges were perhaps greater than previously thought?

        WILLIAM MOFFITT: I don't think it's an indication that risks and challenges are any greater or any lesser. There's always a lot of unknowns out there. We feel very confident in our ability to develop these products and bring them to the market, but at the end of the day how well we do is how good a job is done in the market and the customer's true desire to implement this technology.

        AL KILDANI: OK. And a couple questions for Jeff, if I may.

        JEFFRY RANDALL: Sure.

        AL KILDANI: Is there—can you give us an idea sort of on maybe a trailing 12 months basis what the consolidated revenues would look like, in other words your revenues plus the Abbott piece, so that we can arrive at a true valuation based on a multiple of revenues?

        JEFFRY RANDALL: Well, the distribution discount, which is really the question that you're asking, is complex and it has a number of pieces. Of late, if you take it in aggregate, it has approximated 25 percent of the end user selling price. So, if you took our reported sales, the i-STAT sales, which are largely to Abbott, and just simply increased them by a third, 30 to 33 percent, you would get an approximation of our sort of end user sales that would be more similar to what we would have reported next year as an independent company.

        AL KILDANI: OK. And then any—can you comment at all on Q4? Are there any issues or anything that have cropped up as go through the quarter?

        JEFFRY RANDALL: There really are no issues. In our conference call in October we discussed the concept of the sort of drawing down of Abbott's international inventories in their warehouses overseas. That circumstance has occurred in exactly the fashion that we described that it would, namely that they have made end user-sales and have not placed orders to replenish those stocks. And as a consequence, our revenues have been reduced by that amount.

        I don't want to say our revenues have declined because it isn't clear that our revenues will necessarily decline from Q3 to Q4, but it has had an impact on the revenues that we will report in Q4. As far as the expense side goes, we indicated that we were continuing to ramp up our sales and marketing infrastructure. We have indeed continued to do that. And, therefore, you should expect to see increased sales and marketing expenses in Q4. Otherwise it's pretty much as we indicated it would be.

        AL KILDANI: OK. Great. And lastly, can you give me an idea of what the—where the options that management holds are priced at what range? I think, in looking at your last filing, it looked it was between around $3 and $10. Is that roughly the current range?

        JEFFRY RANDALL: I think that the low end of pricing for options is in the sort of high $3 area. And there are options that will—options that are in the money at the disclosed transaction price that extend all the way up to, I don't know, $13, $14. There are some options that are above $15.35 and, therefore, will expire without value.

        AL KILDANI: Great. Thank you.

        JEFFRY RANDALL: OK.

        WILLIAM MOFFITT: Thank you.

        OPERATOR: Our next question comes from Dan Ellsworth from Raymond James.

        DAN ELLSWORTH, RAYMOND JAMES: Good afternoon, guys.

        WILLIAM MOFFITT: Hi, Dan.

        JEFFRY RANDALL: Dan.

        DAN ELLSWORTH: Unfortunately, I can't necessarily agree that this represents the true value, in my opinion, for the i-STAT shareholders. But my question was are you open now that this is a public situation, where the company obviously is for sale—are you open minded to considering other offers from other interested parties, the first part of the question? And how confident are you that you'll attain 50 plus percent?

        WILLIAM MOFFITT: Well, first of all, the board obviously has an obligation to the shareholder, and we have a fiduciary responsibility to consider anything that would come in with materiality, greater value, obviously. And the second part of your question, I'm sorry.

        DAN ELLSWORTH: Was your degree of confidence in attaining the 50 plus percent.

        WILLIAM MOFFITT: It's—that would be speculation on our part, Dan. I don't know.

        DAN ELLSWORTH: Do you know—are you guys intending to make the—will you still make the $10 million payment to Abbott at your end?

        JEFFRY RANDALL: Dan, this is Jeff. That right now is being discussed. We are ready and prepared to make that payment. And if we don't make that payment it would be obviously subject to a temporary waiver. And in the event that the transaction didn't occur we would make the payment at that time.

        DAN ELLSWORTH: OK. Thank you.

        WILLIAM MOFFITT: Thank you.

        OPERATOR: Our next question comes from Lawrence Carrel from—state your question, please.

        LAWRENCE CARREL, "SMART MONEY": Hi. I'm calling from "Smart Money". And I wanted to know what part of revenues is the portable clinical analyzer, what part of i-STAT's revenues or what percentage is that?

        JEFFRY RANDALL: It's about 15 percent of our revenues. About 75 percent of our revenues is the single use disposable cartridges, about 15 percent is the clinical analyzer, and then the 10 percent is peripheral equipment, services, software, that sort of thing.

        LAWRENCE CARREL: OK. And these cartridges are used in that analyzer. So, together the two pieces are 90 percent.

        JEFFRY RANDALL: That is correct.

        LAWRENCE CARREL: OK. Now, were you guys planning to post a profit in the first quarter of next year had this deal not gone through?

        JEFFRY RANDALL: We previously disclosed that we believe that we would be profitable for 2004, and we still continue to believe that.

        LAWRENCE CARREL: And had the deal not gone through, what were your growth projections for essentially this industry, the portable clinical analyzer? What kind of projections have you been giving for that?

        JEFFRY RANDALL: We have not been providing those projections.

        LAWRENCE CARREL: OK. So, you—for the product in the future at all, how many people in this whole healthcare industry might be coming around to this? You haven't given any kind of idea about that.

        JEFFRY RANDALL: Well, we—in various presentations, which I would add a number of which are posted on our company Web site, we have provided information about the size of the market and the number of time sensitive tests that are not being done at the patient bedside, which indicates an idea of the amount of market that is readily available in the point of care sector.

        LAWRENCE CARREL: OK. Have you announced how long these negotiations have been going on?

        JEFFRY RANDALL: No, we have not.

        LAWRENCE CARREL: Would you like to now?

        JEFFRY RANDALL: The—I believe that Bill used the phrase "thorough". And I think that that is a good phrase to use—a thorough process cannot be done quickly.

        LAWRENCE CARREL: OK. What kind of changes will be happening in the staffing of i-STAT? Is the management going to be running the Abbott division? Will it be the same management in that Abbott division? How many work cuts are anticipated among staff?

        JEFFRY RANDALL: There are no—Bill, you want to go ahead?

        WILLIAM MOFFITT: I was going to say I think that the changes that you can expect to see in our business are nothing more than the changes as a result of no longer being a public company.

        LAWRENCE CARREL: So, all the sales and marketing people are going to be moved into the Abbott sales and marketing?

        WILLIAM MOFFITT: Well, they'll actually stay, sales and marketing folks, working for this division.

        LAWRENCE CARREL: OK.

        WILLIAM MOFFITT: And they will all become Abbott employees when this closes. But the reality is they will remain dedicated to selling the i-STAT product line as a division of Abbott. And, indeed, Abbott intends to retain the i-STAT name for these products.

        LAWRENCE CARREL: OK. And I think that's about it. Thank you.

        JEFFRY RANDALL: OK. Thank you.

        OPERATOR: Our next question comes from Craig Naught from Shorewater Investments.

        CRAIG NAUGHT, SHOREWATER INVESTMENTS: Thank you. Good afternoon, gentlemen. Congratulations. A quick question for you—actually, a couple, just firstly on due diligence. Are there any outstanding due diligence issues between the two parties to the transaction that might be reflected in the offer document?

        JEFFRY RANDALL: No, there are none. It's a quite clean document.

        CRAIG NAUGHT: OK. Great. Thank you. And then the second question is with regard to regulatory issues. I'm assuming that, aside from the SEC and, of course, the standard approach through the HSR there won't be anything else that you need to file or that you'll—will be required as an obstacle to get over. You may have to file somewhere else. But are there any other filings that I'm not aware that I haven't mentioned there?

        JEFFRY RANDALL: No, there are not.

        CRAIG NAUGHT: Great. Thanks very much indeed, and good luck with the transaction.

        WILLIAM MOFFITT: You're very welcome.

        JEFFRY RANDALL: Thank you.

        OPERATOR: Our next question comes from Milton Stearns from Charter Financial Company.

        MILTON STEARNS, CHARTER FINANCIAL COMPANY: Yes. Congratulations, Jeff and Bill.

        JEFFRY RANDALL: Thanks, Milt.

        MILTON STEARNS: It was a big surprise this morning when I opened up my computer to find this announcement. My only question really is with 15 percent capital gains, was stock considered with Abbott?

        WILLIAM MOFFITT: Milt, it's Bill. I think the method here was discussed back and forth. But from the beginning Abbott had made it clear that this was to be a cash transaction. I'm not sure I personally even understand all the various tax ramifications to them to—and so forth. But it's been clear from the beginning this would be a cash transaction.

        MILTON STEARNS: Good luck to you.

        WILLIAM MOFFITT: Thank you, Milton.

        JEFFRY RANDALL: Thank you very much.

        WILLIAM MOFFITT: We appreciate it.

        OPERATOR: As a reminder, please press one four for any further questions you may have. Our next question comes from Alan Norton from John Hancock.

        HENRY MEHLMAN, JOHN HANCOCK: Hi. It's Al Norton and Henry Mehlman here from John Hancock. One thing we're wondering is what has changed to give you more confidence that Abbott can do a better job going forward distributing your products than they've done in the past? I mean, that's how we got here in the first place.

        WILLIAM MOFFITT: Yes. Hi, Henry. I'm not sure it's fair to characterize this as something has changed in our ability or thinking about the ability of Abbott to do a different job. I think the assessment and the process the board has gone through is to make a determination about shareholder value. We believe that we're still very bullish on this market and this product line. Those of us that have been here over the years building this business still have a very strong conviction in it.

        That said, though, as we said, the board did run a very thorough process and has come to the conclusion that this is a fair price for the shareholder. I don't think that really makes a statement one way or the other about our thinking about how Abbott might perform here. I will tell you this, though, the folks at Abbott do believe that while they have been in this business for a few years now they have learned a lot about this business and they are prepared to make some additional investment in sales and marketing and R&D in order to be able to more rapidly penetrate the market.

        JEFFRY RANDALL: The other thing—this is Jeff Randall. The other thing that I would point out is the dynamics of a situation with an exclusive distribution agreement with an independent company and the distribution of products within an autonomous division of a large company really are two entirely different things. And so, I'm not certain that we—we've had the one experience, and it wasn't tremendously positive. I don't think we've had the second experience yet, and I'm not certain that we should assume that it will not be positive.

        HENRY MELMAN: Well, I think you were assuming you were going to have a positive experience on your own going it alone. And that's what we're wondering. Looking forward, we see tremendous opportunities—and someone referred to it earlier—the longer-term growth opportunities that—were you sensing it was going to be harder to go it alone? Was it going to cost more?

        Do you need the deeper pockets of Abbott to penetrate those markets? Currently we've done our own financial analysis and, to be honest, I'm not quite sure this is fair value, and that's all due respect to the board. But it seems with some of the opportunities you have ahead of yourselves and all the work you've done over the last year that maybe we would've liked to have seen you go it alone here.

        JEFFRY RANDALL: We can certainly respect that opinion. And, as you could imagine, during this thorough process a wide variety of opinions, and some of which similar to the ones you just expressed, have been expressed. And I think in the final analysis with the fullness of all of the counsel that was made available to the board, they made the best possible decision that they could make.

        HENRY MELMAN: OK.

        WILLIAM MOFFITT: Thank you.

        OPERATOR: Our next question comes from David Kern from Kern Capital.

        DAVID KERN, KERN CAPITAL: Hey, guys. I just have a couple quick follow-up questions. One, what division of Abbott will you be part of?

        WILLIAM MOFFITT: This—David, this will be a stand-alone independent division of Abbott. And we'll...

        DAVID KERN: So you're not going to be part of Hospira?

        WILLIAM MOFFITT: No.

        DAVID KERN: OK, fine. Is there a break up fee that's involved in this transaction should it not go through?

        WILLIAM MOFFITT: There is a break up fee in the documents. It will be recorded, but I can't, even sitting here right now, tell you what it is off the top of my head.

        DAVID KERN: OK. When will the proxy be available roughly?

        JEFFRY RANDALL: The merger document will be filed today or tomorrow, very, very shortly. If the tender offer is successful, there'll be no proxy.

        DAVID KERN: Yes. I'm sorry, just so I can understand the details of the break up fee and all that stuff.

        JEFFRY RANDALL: Right.

        DAVID KERN: That'll be filed today or tomorrow.

        JEFFRY RANDALL: It'll be filed very shortly.

        DAVID KERN: OK. Great. And just lastly, the—there was an earlier question on BNP and pro-BNP and your desire to go after both and the 12 months lead time in order to get to market. And you said the clock had already started. Should I just take that to mean that you'll have a BNP product on the market next year because of the better relationship with—or the tighter relationship with Abbott and their license?

        WILLIAM MOFFITT: Yes. Dave, either way we would've had a BNP test on the market. We have materials that we have been working with to prepare for the launch of a BNP and/or a pro-BNP test. And that early work in R&D is going actually quite well. So, we were very confident that given access to a license we would have brought one or both of those to market.

        And, indeed, the progress that we were making on those two products, both BNP and pro-BNP, was very, very good. We were literally down to the point of—pretty close to signing license agreements. Obviously this transaction here will be an opportunity for the companies that we're going to work with to perhaps rethink the decision to work with us. But, that said, Abbott has BNP and that is an antibody that we have been working with. And we believe we will bring that product to the market in the year '04.

        DAVID KERN: Great. Thank you very much.

        WILLIAM MOFFITT: Thank you, David. Let me thank everyone else for joining us for this conference call today. We appreciate your time and, as always, we appreciate your support for i-STAT. Thank you, and have a good day.

        OPERATOR: Thank you for joining today's i-STAT Corporation teleconference. You may disconnect your lines. Have a great day.

        END

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  Exhibit 99.(a)(1)
i-STAT Corporation Moderator: Bill Moffitt December 15, 2003 2:00 p.m. EST